EXHIBIT 99.3

ANNUAL GENERAL AND SPECIAL MEETING (THE “MEETING”)
OF THE HOLDERS OF COMMON SHARES
OF MERCATOR MINERALS LTD. (THE “COMPANY”)
JUNE 22, 2012
REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

The following matters were put to a vote at the Meeting:

Outcome of Vote

1. Setting the number of directors at eight.	By show of hands, with 95.21% of votes in favour and 4.79% of votes against

2. The election of the following eight nominees as directors of the Company for the eight positions for the ensuing year or until their successors are elected or appointed:

Colin K. Benner	By show hands, with 88.19% of votes in favour and 11.81% of votes withheld

John H. Bowles	By show hands, with 95.60% of votes in favour and 4.40% of votes withheld

Joseph M. Keane	By show hands, with 95.97% of votes in favour and 4.03% of votes withheld

D. Bruce McLeod	By show hands, with 94.62% of votes in favour and 5.38% of votes withheld

Robert J. Quinn	By show hands, with 92.24% of votes in favour and 7.76% of votes withheld

Stephen P. Quin	By show hands, with 92.98% of votes in favour and 7.02% of votes withheld

Daniel Tellechea	By show hands, with 95.45% of votes in favour and 4.55% of votes withheld

Ronald Earl Vankoughnett	By show hands, with 96.86% of votes in favour and 3.14% of votes withheld

3. The appointment of KPMG LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix their remuneration.	By show hands, with 97.81% of votes in favour and 2.19% of votes withheld

4. The approval of the Company’s Long Term Incentive Plan.	By ballot, with 72.93% of votes in favour and 27.07% of votes against

Dated at Vancouver, British Columbia this 25th day of June, 2012.

MERCATOR MINERALS LTD.

Per:“Marc S. LeBlanc” Marc S. LeBlanc, Corporate Secretary